Exhibit 21.1

Subsidiaries of Tuesday Morning Corporation

TMI Holdings, Inc., a Delaware corporation

Tuesday Morning, Inc., a Texas corporation

Friday Morning, LLC, a Texas limited liability company

Days of the Week, Inc., a Delaware corporation

Nights of the Week, Inc., a Delaware corporation

Tuesday Morning Partners, Ltd., a Texas limited partnership